April 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate

Finance Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Melissa Walsh

Stephen Krikorian

Charli Gibbs-Tabler

Jan Woo

Re:	Adit EdTech Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed February 9, 2023
File No. 333-261880

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are submitting this letter in response to a letter, dated March 20, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on December 23, 2021 (the “Registration Statement”), as amended by Amendment No. 1 thereto filed with the Commission on March 22, 2022, Amendment No. 2 thereto filed with the Commission on May 16, 2022, Amendment No. 3 thereto filed with the Commission on December 7, 2022, and Amendment No. 4 thereto filed with the Commission on February 9, 2023 (“Amendment No. 4”). The Company is concurrently filing Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in Amendment No. 4. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

Amendment No. 4 to Registration Statement on Form S-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GRIID

Key Factors Affecting Our Performance

Electricity, page 233

1.

We note your revised disclosures elsewhere in response to prior comment 16. Please revise to also include the 20MW which are subject to the Mining Services Agreement in your discussion of how electricity affects your performance.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 235 in response to the Staff’s comment.

Liquidity and Capital Resources

Cash and Cash Flows

Cash and Cash Flows for the Years Ended December 31, 2021 and 2020, page 256

2.	Please revise to ensure your discussion of net cash used in operating and investing activities is accurate and complete.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 252 in response to the Staff’s comment.

Adit EdTech Acquisition Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited) Note 9 - Subsequent Events, page F-48

3.

We note that on December 23, 2022, in connection with the approval of extension by which you must complete an initial business combination, certain holders of IPO Shares exercised their right to redeem such shares for a pro rata portion of the funds then on deposit in the trust account. In addition, we note from your disclosure on pages 17 and 106 that you instructed your trustee with respect to the trust account to liquidate the U.S. government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the trust account in cash. Please revise to update your subsequent events disclosure. Refer to ASC 855-10-50-2.

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-26 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

Griid Infrastructure LLC and Subsidiaries

Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries as of and for the Years Ended December 31, 2021 and 2020

Consolidated Statements of Operations, page F-51

4.

Please explain why you have reclassified the cash proceeds related to the sale of cryptocurrencies from cash flows from investing activities to cash flows from operating activities on the statements of cash flows for the years ended December 31, 2021 and 2020 and the nine months ended September 30, 2022 and 2021. Please provide us with your comprehensive accounting analysis, with reference to the authoritative accounting guidance, to support the classification as an operating activity. As previously discussed, the Staff would not object to the classification of the proceeds from the sale of cryptocurrencies within cash flows from investing activities.

Response to Comment 4: The Company respectfully acknowledges the Staff’s comment. Pursuant to ASC 230-10-45-22, in the absence of specific guidance, a reporting entity shall determine each separately identifiable source or each separately identifiable use within the cash receipts and cash payments on the basis of the nature of the underlying cash flows, including when judgment is necessary to estimate the amount of each separately identifiable source or use. A reporting entity shall then classify each separately identifiable source or use within the cash receipts and payments on the basis of their nature in financing, investing, or operating activities.

Based on the fact that GRIID has consistently liquidated its bitcoins mined in order to fund operations, and records the gain or loss from the sales of cryptocurrencies as an operating item on the income statement, GRIID has concluded that the sale of cryptocurrencies should be reflected as cash flows from operating activities.

Notes to Consolidated Financial Statements

Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Cryptocurrencies, page F-60

5.

We note that you continue to indicate that you test cryptocurrency assets for impairment on a daily basis as of 11:59PM UTC. We also note your disclosures on pages 238, 242, 252, F-78 and F-104 that you test cryptocurrency assets for impairment on a daily basis. As previously requested in prior comment 19, please revise your accounting policy to comply with the ASC 350-30-35-19 requirement to recognize impairment whenever the carrying value exceeds its fair value. In addition, please revise the disclosure at the top of page 56 indicating that a non-temporary decrease in the price of bitcoin would cause a risk of loss or impairment.

Response to Comment 5: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 56, 244 and 249 and F-36 and F-53 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

6.

We note the revisions in response to prior comment 18 to restate the presentation of realized gains on the sales of cryptocurrency as operating expense (income). Please revise your accounting policy disclosure accordingly.

Response to Comment 6: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-29, F-33, F-34 and F-36 in response to the Staff’s comment.

Revenue Recognition, page F-62

7.

In order to help us continue to evaluate your accounting policy under FPPS arrangements, please further explain how you determined the term of your contracts. In response to comment 18 in your letter dated December 7, 2022, you state that “each hash contributed is distinguishable from one another, meaning that each hash is satisfying a separate performance obligation.” You further provide the example that “if GRIID were to provide only one hash to a pool operator and then terminate the respective agreement, it would earn and subsequently recognize revenue related to that hash (i.e., creating an enforceable right to receive compensation from such pool operator).” In response to prior comment 18 in your letter dated February 9, 2023, you indicate that GRIID utilizes the beginning of day as contract inception. Explain how you determined that the beginning of the day is contract inception when the contract can be terminated at any time during the day. Tell us how you considered whether providing each hash (i.e., satisfying a separate performance obligation) represents a separate contract since the contract is terminable at any time. Explain how you evaluated whether the termination clause is akin to a renewal right, and that after satisfying a performance obligation the decision to satisfy the next performance obligation represents a renewal of the contract (i.e., a separate contract).

Response to Comment 7: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 39 in response to the Staff’s comment. Additionally, the Company has provided GRIID’s analysis below:

•	Clarification of the distinct performance obligation:

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

Under ASC 606-10-25-14(b), GRIID may identify a single performance obligation that is “a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer” if both criteria under ASC 606-10-25-15 are met. In accordance with ASC 606-10-25-15, “A series of distinct goods or services has the same pattern of transfer to the customer if both of the following criteria are met:

a.	Each distinct good or service in the series that the entity promises to transfer to the customer would meet the criteria in paragraph 606-10-25-27 to be a performance obligation satisfied over time.

b.

In accordance with paragraphs 606-10-25-31 through 25-32, the same method would be used to measure the entity’s progress toward complete satisfaction of the performance obligation to transfer each distinct good or service in the series to the customer.”

The only promised service explicitly stated in the mining pool contract and, therefore, the only performance obligation identified, is supplying computing power (i.e., hashes) to the pool operator. The pool operator simultaneously receives and consumes the benefits provided by the entity’s performance as GRIID performs the service as each additional hash supplied is utilized by the customer to mine the next available block over time. Further, the same method is used to measure GRIID’s progress toward complete satisfaction of the performance obligation (i.e., supplying computing power in the form of hashes) to the pool operator. As such, the performance obligation is deemed to be a series, satisfied over time and a single performance obligation.

•	Explanation of GRIID’s determination of contract inception, potential implications related to the ability to terminate at any time, renewal rights related to the termination, and term of the contract:

GRIID determined that contract inception is the beginning of each day within the series and that the contract term is each 24-hour period resulting from the termination clause in the mining pool contract.

Although the contract is terminable at any time, termination is based upon settlement of any pending transactions, which are settled at the end of each day. Effectively, a renewal right exists upon the settlement at the end of each day. For example, if GRIID contributes computing power for the first 12 hours of a day, but ceases providing computing power after those 12 hours and terminates the mining pool contract, the pool operator would be obligated to compensate GRIID

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

for the hashes contributed during the initial 12-hour period. Contractually, the pool operator is obligated to compensate GRIID for performance of the performance obligation at the end of each 24-hour period, which is defined as “midnight to midnight” within the mining pool contract. Therefore, GRIID has a renewal right, which is at GRIID’s discretion, at the beginning of each 24-hour period (i.e., each day) and a new contract is created (i.e., contract inception).

8.

Under the FPPS model, we note your disclosure that computing power represents the only performance obligation in your contracts with mining pool operators and that you appear to believe that contract duration is each day, or 24-hour period. Considering your response to comment 18 in your letter dated December 7, 2022 that each hash-rate contributed represents a separate performance obligation, please tell us what consideration you gave to whether your contracts have multiple performance obligations.

Response to Comment 8: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the only service required by GRIID, within the mining pool contract, is the provision of power to the pool operator. As discussed in the response to Comment 7 above, GRIID’s sole performance obligation is supplying computing power to the mining pool operators, which is considered a series (i.e., a single performance obligation that is satisfied over time). Although each hash rate may be considered distinct, provision of each hash over time has been combined into a series to form a single performance obligation.

9.

In order to help us continue to evaluate your accounting policy under FPPS arrangements and understand your prior responses, please clarify the statement in your revenue recognition policy that “Revenue is calculated and recognized on a daily basis in accordance with the payout methodology of the Pool Operator as specified in the Company’s contracts at contract inception.” As part of your response, please address the following:

•

Clarify if the transaction price is variable at contract inception, and, if so, if you estimate the transaction price at contract inception. In this regard, you indicated in your response to prior comment 21 in the letter dated December 7, 2023 that you are able to estimate noncash consideration at contract inception using estimates at the beginning of each day. You further stated, “GRIID has chosen to estimate the amount of noncash consideration utilizing the expected value method per ASC 606- 10-32-8…” In addition, your disclosure appears to indicate that revenue is calculated at contract inception. However, you indicate in responses to prior comments 22 and 23 in your letter dated February 8, 2023 that the transaction price is determined when the actual bitcoin earned is known at the end of the 24-hour period and this noncash consideration is measured based on the price of bitcoin at contract inception;

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

•	Clarify whether any variable consideration is constrained at contract inception; and

•

Clarify when you recognize revenue. Your revenue policy states that your performance obligation is satisfied over time. As such, as previously requested in prior comment 23, explain why your disclosure appears to indicate that revenue is recognized at contract inception. Your response to comment 21 in your letter dated December 7, 2022 also indicates that revenue is recorded at the beginning of each day, when the calculation is performed, utilizing estimated inputs and the contractual payout formula. However, you also indicate in response to prior comment 22 in your letter dated February 8, 2023 that the inputs to your contractual payment formula are not known until the end of the day.

Response to Comment 9:

The Company respectfully acknowledges the Staff’s comment and has provided responses to each of the Staff’s questions below:

•	Clarify if the transaction price is variable at contract inception, and, if so, if you estimate the transaction price at contract inception.

The transaction price is variable at contract inception in accordance with ASC 606-10-32-5, whereby the exact amount of bitcoin mining revenue allocated to GRIID is not fixed each day. The mining pool contract with Foundry clarifies a contractual payment formula where certain inputs are reasonably estimable (i.e., daily hashrate provided by GRIID, global network difficulty, transaction fees on the blockchain, daily block rewards awarded). GRIID applies the “expected value” method as described in ASC 606-10-32-8(a) leveraging the known inputs and through its experience such that it is not probable that a significant reversal in the amount of cumulative revenue recognized will not occur in accordance with ASC 606-10-32-11, to estimate the variable consideration at contract inception, with the noncash consideration measured at contract inception.

•	Clarify whether any variable consideration is constrained at contract inception.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

As noted above, GRIID has determined that a significant reversal in the amount of cumulative revenue recognized is not probable; therefore, the variable consideration is not constrained. In accordance with ASC 606-10-32-12, GRIID evaluated the factors below that could increase the likelihood or magnitude of revenue reversal and determined they were not applicable:

•	The amount of consideration is highly susceptible to factors outside the entity’s influence (no) – GRIID can supply a certain amount of computing power to the pool operator at its discretion.

•

The uncertainty about the amount of consideration is not expected to be resolved for a long period of time (no) – GRIID knows the fair value of the bitcoin at contract inception (i.e., the beginning of the day) and the payout methodology is based on known inputs, which allows GRIID to estimate revenue at contract inception.

•

The entity’s experience with similar types of contracts is limited, or that experience has limited predictive value (no) – GRIID has extensive experience with the pool operator and the payout methodology allows for GRIID to estimate the revenue.

•

The entity has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances (no) – GRIID accepts the terms and conditions (i.e., the mining pool contract) with the pool operator and does not offer price concessions.

•	Clarify when you recognize revenue.

Revenue is recognized, upon delivery of the performance obligation over time, on a daily basis. The amount of mining revenue is known at the end of the 24-hour period, and GRIID is able to adjust the revenue estimate made at the beginning of the day based on the actual amount of mining revenue received. This end-of-day adjustment continues to factor in the price of bitcoin at contract inception, in accordance with ASC 606-10-32-21.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

10.

In order to help us continue to evaluate your accounting policy under PPLNS model, please clarify what you believe is the inception and duration of your contracts. Your policy appears to indicate that the contract duration is approximately every 10 minutes. However, we note from your response to comment 51 in your letter dated March 21, 2022 that your contract renews on a bitcoin by bitcoin basis. Considering that you are only compensated for the pool’s success in recording a block to the bitcoin blockchain, tell us whether your contract term includes periods of time that you are contributing computing power when the pool is ultimately not successful in recording a block to the bitcoin blockchain. Tell us how your determination of contract duration considers that contracts are terminable at any time by either party.

Response to Comment 10: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID has evaluated the pool operator payout methodology and determined that PPLNS was not applicable for either 2021 or 2022, rather, the pool operator was utilizing an FPPS payout methodology. The Company respectfully refers the Staff to the following disclosure which was included on page F-36 of the Company’s Registration Statement on Form S-4/A, filed with the SEC on March 22, 2022:

“The Company notes that substantially all revenue recognized during the years ended December 31, 2021 and 2020 was sourced from mining pools operating under the FPPS model.”

Furthermore, GRIID conducted an analysis to determine the impact on its financial statements, when comparing PPLNS and FPPS revenue recognition policy determinations (e.g., FPPS – beginning of day bitcoin price and PPLNS – bitcoin price at time of receipt), and determined the 2021 difference was immaterial. PPLNS was not relevant for 2022, which was accounted for under the FPPS policy determinations, and therefore GRIID determined that no analysis was needed. Based on results of this materiality analysis and applicability to GRIID, references to PPLNS have been removed in the Amended Registration Statement. Lastly, GRIID is in the process of remediating monitoring controls to validate payout methodology changes.

11.

We note your disclosure that, under the PPLNS model, variable consideration is constrained until the mining pool operator successfully records a block and you receive confirmation of the consideration you will receive. Please confirm that you have the ability to determine the amount of consideration you will receive each time that the mining pool operator successfully records a block. Also tell us when you receive confirmation of the amount of consideration you will receive once a block is found.

Response to Comment 11: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID has evaluated the pool operator payout methodology and determined that PPLNS was not applicable for either 2021 or 2022, and as discussed above in the response to Comment 10, the Company has removed references to PPLNS from the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

12.

We note your disclosure that, under the PPLNS model, the fair value of the cryptocurrency award received is determined using the market rate of the related cryptocurrency at the time of receipt. Please tell us the time period between when the pool operator successfully records a block and the time you receive the cryptocurrency, which you disclose is not materially different. Considering that you believe your contract renews on a bitcoin by bitcoin basis, based on your response to comment 51 in your letter dated March 21, 2022, tell us what consideration you gave to measuring the cryptocurrency received at the market price immediately after the pool’s prior successful block.

Response to Comment 12: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID has evaluated the pool operator payout methodology and determined that PPLNS was not applicable for either 2021 or 2022, and as discussed above in the response to Comment 10, the Company has removed references to PPLNS from the Amended Registration Statement.

Note 11. Fair Value Hierarchy, page F-76

13.	We note the revision to include the basis for the assumptions used to measure the fair value of the warrant liability. Please explain why these assumptions appear to be related to ADEX common stock.

Response to Comment 13: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID used the Company’s common stock price as the underlying share price in the Black-Scholes model because GRIID’s management expected a de minimis probability of not closing the business combination with the Company as of the measurement date of the warrants. The strike price of the warrants would be $10.00 per share if the business combination occurs, which is close to at-the-money compared with the Company common stock price. From a market participant perspective, the Company’s common stock is considered as the underlying share price of the warrants.

Unaudited Interim Financial Statements of Griid Infrastructure LLC and Subsidiaries as of and for the Three and Nine-Month Periods Ended September 30, 2022

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

Notes to Unaudited Consolidated Financial Statements

Note 5. Cryptocurrencies, page F-94

14.

We note your response to prior comment 27 reconciling certain amounts in your rollforward of the balance of cryptocurrencies to your statements of operations and statements of cash flows. Please further reconcile the amounts presented in this rollforward to the line items of revenue on your statements of operations. Tell us why blockchain reimbursement revenue (per mining service agreement) and revenue share consideration do not appear to be included in the rollforward of the balance of cryptocurrencies. In addition, as previously requested, tell us why you present the consideration paid related to development and operation agreement as net in this rollforward. In this regard, tell us the nature and amount of the items that are offset against each other in this rollforward.

Response to Comment 14: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-42 in response to the Staff’s comment. For a reconciliation of the amounts presented within the rollforward to the line items of revenue on the statement of operations, the Company directs the Staff to the below updated rollforward, mapped to GRIID’s statement of operations:

	Three Months Ended		Twelve Months Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Beginning Balance	$645	$15,487	$15,050	$3,376
Revenue recognized from cryptocurrencies	1,504	9,581	13,496	30,772
Mining services revenue - Ava Data and HDP agreement	262	75	884	75
Mining pool operating fees	(1)	(12)	(19)	(21)
Net consideration paid related to development and operation agreement	—	(150)	(461)	(150)
Proceeds from sale of cryptocurrencies	(2,364)	(15,062)	(26,871)	(27,173)	Agrees to CF
Interest payments on notes payable	—	—	—	(1,164)	Agrees to CF
Proceeds from sale of miner equipment	—	—	—	217
Other expenses recognized	—	—	—	(25)
Realized gain on sale of cryptocurrencies and change in consideration payable	22	6,758	3,998	16,451	Agrees to CF and P&L
Impairment of cryptocurrencies	(17)	(1,627)	(6,026)	(7,308)	Agrees to CF and P&L

Ending Balance at December 31	$51	$15,050	$51	$15,050

Revenue recognized from cryptocurrencies			13,496	30,772
Mining services revenue			884	75
Mining pool operating fees			(19)	(21)
Net consideration paid related to development and operation agreement			(461)	(150)
Other expenses recognized			—	(25)

Mining revenue, net			13,900	30,651	Agrees to CF Cryptocurrency mined
Revenue recognized from cryptocurrencies			13,496	30,772
Mining pool operating fees			(19)	(21)

Cryptocurrency mining revenue net of fees			13,477	30,751	Agrees to P&L

Blockchain reimbursement revenue is excluded from the rollforward of cryptocurrencies because these amounts are denominated and paid in U.S. dollars related to the Mining Services Agreement. Revenue share consideration is included as “Mining Services Revenue – Ava Data” and “Mining Services Revenue” in the above rollforward.

Please see updated rollforward tie-out above. Note, that the rollforward tie-out presented above has been updated to be aligned with the Statement of Operations within footnote 6 to GRIID’s audited financial statements at page F-42. Additionally, amounts will not agree exactly to GRIID’s Statement of Operations given that certain amounts remained payable and receivable denominated in bitcoin pertaining to the Development & Operation Agreement as of December 31, 2022.

Note 11. Fair Value Hierarchy, page F-103

15.

We reissue prior comment 29, as no such revisions were noted. We note that fair value of member unit is a significant unobservable input to the fair value measurement of the warrant liability. Revise to include quantitative information about this input. Refer to ASC 820-10-50-2(bbb)(2).

Response to Comment 15: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID has determined that the fair value of member unit is not a significant unobservable input because the Company’s common stock price, which is observable, was used by GRIID as the fair value of the underlying member units, given that GRIID’s management believes that the probability of the business combination with the Company not being consummated is de minimis.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

Note 14. Commitments and Contingencies

Data Black River Development and Operation Agreement, page F-107

16.

We reissue and clarify prior comment 36. You indicate in response to prior comment 36 and on page 61 of your response to comment 34 in your letter dated December 7, 2022 that HDP’s share of mining revenues is not related to a distinct good or service. Please provide support for this assertion. In this regard, we note Sections 4.2 and 4.3 of the D&O Agreement indicating that the mining revenue distribution is based, in part, on the total amount of development costs contributed by the parties, in addition to an amount due to HDP for the right to use the premises.

Response to Comment 16: The Company respectfully acknowledges the Staff’s comment and advises the Staff that under the HDP Agreement, the only distinct good or service provided by HDP is the provision of electricity, which is accounted for as a distinct service (i.e., HDP’s performance obligation), whereby GRIID records an expense under Cost of Sales. Conversely, the sole performance obligation provided by GRIID to HDP is mining services (i.e., operating and maintaining the mining equipment). Furthermore, GRIID receives bitcoin from the pool operator, earned from the mining services, and distributes the bitcoin to the respective parties at month-end. HDP does not provide any distinct service or good related to the mining services other than the provision of electricity discussed above; therefore, the revenue share is treated as reduction of revenue.

Following completion of the development, both parties determined the total costs incurred by each party to include development costs as well as the amount due for the right to use the premises (note that this payment was made by HDP to obtain the rights to use the land and was not contributed by GRIID) and calculated the revenue distribution pro rata. For example, if the total development cost was $100 and GRIID contributed $85 while HDP contributed $15, then GRIID would be distributed 85% of mining revenues, whereas HDP would be distributed 15% of mining revenues.

17.

You indicate in response to prior comment 37 that you revised the disclosure on page F- 107, but no such revisions are noted, although we do note the revisions to the disclosure on page F-81. As previously requested, please clarify your disclosures throughout your filing indicating that your revenue share is recorded on a gross basis, in addition to disclosure indicating that you record the revenue and expenses related to this agreement on a gross method. In this regard, consider refraining from referring to your revenue as a gross amount, considering revenue is based on the gross amount of bitcoin mined less consideration payable to HDP, as noted from your response to prior comment 36. In addition, consider disclosing the amount paid to HDP for each reporting period.

Response to Comment 17: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-57 and F-58 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

18.

As previously requested in prior comment 33, please explain how you measure noncash consideration. You indicate in response to comment 34 on page 61 of your letter dated December 7, 2022 that “noncash consideration in the form of bitcoin is measured at fair value at contract inception in excess of the management fee…,” and we note that the initial term of the D&O Agreement is three years. Explain how your measurement of the transaction price complies with the guidance in ASC 606-10-32-21. In this regard, you indicate in response to prior comment 33 that the number of bitcoin used to settle the management fee is measured based on the price of bitcoin on the date of distribution. Tell us how you account for the difference in the fair value of the bitcoin from contract inception to the date of distribution. Refer to ASC 606-10-32-23. In addition, clarify how you measure the amount of bitcoin attributable to your revenue share.

Response to Comment 18: The Company respectfully acknowledges the Staff’s comment and has provided responses to each sub-part of the Staff’s comment below:

•	As previously requested in prior comment 33, please explain how you measure noncash consideration.

Under ASC 606-10-32-21, noncash consideration is required to be measured at the estimated fair value of the noncash consideration (i.e., bitcoin) at contract inception. Therefore, GRIID has concluded that the noncash consideration is valued based upon the spot price of bitcoin at contract inception, October 1, 2021. Over the three-year term of the contract, the price at contract inception is utilized to determine the fair value of the bitcoin earned throughout the contract term. Upon receipt of bitcoin, GRIID records the difference in fair value resulting from the price difference from contract inception to date of receipt as a realized gain or loss. However, given that the $25,000 management fee is denominated in U.S. dollars, although payable in bitcoin, the amounts allocable to revenue share are determined net of the management based on the U.S. dollar amount detailed in the contract.

GRIID has evaluated the impact on measuring the fair value of bitcoin received at the time of receipt (in-line with the previous accounting policy determination) compared to fair value of bitcoin at contract inception (i.e., October 1, 2021) and determined the amounts to be approximately a $476,000 gain and a $167,000 loss in 2021 and 2022, respectively. GRIID has determined that the difference relates to income statement geography (re-allocation between revenue and realized gain/loss) and does not affect net income. GRIID has determined the amounts to be immaterial and has respectfully determined it would not be appropriate to update the income statement and related disclosures.

•	Tell us how you account for the difference in the fair value of the bitcoin from contract inception to the date of distribution. Refer to ASC 606-10-32-23.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

GRIID has confirmed to the Company that the number of bitcoin distributed related to the management fee is measured based on the price of bitcoin on the date of distribution. In line with ASC 606-10-32-23, changes in the fair value of the noncash consideration subsequently to contract inception are not included in the transaction price. Once the related bitcoin(s) are received by GRIID, GRIID should record a related realized gain or loss to reflect the difference between the fair value of the bitcoin at contract inception to the fair value of bitcoin at the time of receipt. However, as discussed above, GRIID has concluded that such differences were immaterial, and has determined it would not be appropriate to update the income statement and related disclosures. However, GRIID intends to update such disclosure in future filings.

•	In addition, clarify how you measure the amount of bitcoin attributable to your revenue share.

The bitcoin attributable to GRIID is determined based on the payout methodology. Within the payout waterfall, payment to GRIID (related to the management fee) and payment to HDP (related to the provision of electricity) are both denominated in U.S. dollars. Therefore, on the date of distribution, GRIID determines the equivalent bitcoin to payout based on the valuation of bitcoin at the time. If bitcoin is valued at $25,000 at the time of distribution, and the management fee, electricity fee and associated tax due are each $25,000, respectively, then GRIID would distribute one bitcoin to HDP and retain one bitcoin for its management fee. Subsequently, the remainder of bitcoin mined during the month would be distributed based on the allocation determined by each party’s respective share of development costs (as discussed in the response to Comment 16 above). For example, if 52 bitcoin were mined during the month, there would be 50 bitcoin remaining to be distributed. If the allocation were 85% to GRIID and 15% to HDP, then GRIID would distribute 7.5 bitcoin to HDP (with an aggregate of 8.5 bitcoin distributed) and retain the remaining 42.5 bitcoin (with an aggregate of 43.5 bitcoin retained).

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

Bitcoin earned is initially measured based on the price at contract inception, recognizing a gain or loss upon receipt of bitcoin to reflect the difference in price between contract inception and time of receipt. The bitcoin is subsequently assessed for impairment based on intraday low pricing thereafter. The Company refers the Staff to the discussion above regarding the measurement of the hybrid instrument related to recognition of the payable to HDP and to the discussion above regarding GRIID’s analysis and determination of immateriality.

Additionally, the Company directs the Staff to the below examples to demonstrate how revenue recognized is calculated across two different months.

Scenario 1: In this example, assume that the price of bitcoin at contract inception was $40,000, the price of bitcoin in month 1 was $30,000 across the whole month, and the price of bitcoin in month 2 was $25,000 across the whole month. Also, the revenue share percentage allocable to each party is 85% due to GRIID and 15% due to HDP.

Mining was curtailed for a full month; therefore, no bitcoin is mined and $10,000 of curtailment revenue is earned in total. In this scenario, GRIID would still record $25,000 of revenue related to the management fee and $7,500 of curtailment revenue (to be paid in cash related to its 75% share of curtailment revenues) and an associated receivable for each, noting that the management fee is payable in bitcoin. Furthermore, given that energy was curtailed for the month, no electricity costs would be incurred. Upon commencement of mining operations in the following month, GRIID would record additional management fee revenue for $25,000 and only record revenue share if total mining revenues exceed the accrued $50,000 of management fees. For example, if in month 2, 20 bitcoin were earned during the month and electricity expenses incurred by GRIID were $100,000, the journal entries across the two months would appear as follows:

Month 1:

Dr: Accounts Receivable $32,500

Cr: Management Fee Revenue $25,000

Cr: Curtailment Revenue $7,500

Month 2:

Dr: Intangible Assets - Bitcoin $800,000

Dr: Realized Loss $300,000

Cr: Intangible Assets - Bitcoin $300,000

Cr: Accounts Receivable $25,000

Cr: Management Fee Revenue $25,000

Cr: Revenue Share Revenue $750,000

Dr: Contra Revenue (Consideration Payable to HDP) $112,500

Cr: A/P – Consideration Payable to HDP $112,500

Dr: Electricity Expense $100,000

Cr: A/P – Electricity Expense $100,000

19.

You indicate in response to prior comment 33 that the number of bitcoin used to settle the electricity fee and associated sales tax due to HDP is measured based on the price of bitcoin on the date of distribution. As the electricity fee due to HDP is recorded as a separate expense in the period incurred, as noted from your response to comment 34 on page 56 of your letter dated December 7, 2022, tell us how you account for the difference in the fair value of the bitcoin from the period incurred to the date of distribution.

Response to Comment 19: The Company respectfully acknowledges the Staff’s comment. The Company clarifies that on the date that bitcoin is earned, it is initially recorded based on the price at contract inception, noting that contract inception is October 1, 2021. At the time that bitcoin is received from the pool operator, which occurs daily, GRIID records a realized gain or loss to reflect the difference in fair value between the price of bitcoin at contract inception and the price of bitcoin at the time of receipt. Given that payment of the electricity fee is to be made in bitcoin, denominated in U.S. dollars, GRIID clarifies the approach related to accounting for the difference in the fair value between the date electricity fees are incurred and the date of distribution. The amount due is treated as a hybrid instrument that is considered debt-like (an obligation to payout bitcoin), including a bifurcated embedded derivative (related to the distribution of bitcoin to HDP). GRIID also determined that the embedded derivative is a non-option embedded derivative and therefore has zero value at inception (i.e., 0 value on day 1). The payable would be recognized as a current liability and carried at amortized cost (i.e., based on its fiat value of the time the bitcoin is received). Subsequently, the embedded derivative would be measured at fair value under ASC 815 (i.e., mark-to-market in earnings based on the underlying pricing at the reporting date). Ultimately, GRIID would record a realized gain or loss upon distribution when the bitcoin is disposed of.

GRIID has evaluated the impact of accounting for the hybrid instrument and determined the year-end amounts to be a liability of $3,000 and $0, in 2021 and 2022, respectively. Furthermore, the income statement impact for 2021 and 2022 was a $25,000 loss and a $91,000 gain, respectively. GRIID has determined the amounts to be immaterial and has determined that it would be inappropriate to update the financial statements. However, GRIID will re-evaluate potential updates on a go-forward basis for future filings.

20.

We note your response to prior comment 38. As previously requested, please clarify how you recognize revenue over time. As part of your response, tell us why monthly recognition, as noted from page 63 of your response to comment 34 in your letter dated December 7, 2022, faithfully depicts your performance toward complete satisfaction of the mining services. Also explain how you differentiate your method of recognizing revenue from the contractual payment terms. In this regard, we note your reference to your responses to prior comments 33 and 36, but these responses appear to only explain how you compute the contractual payments. We note from your Step 3 analysis on page 61 of your response to comment 34 in your letter dated December 7, 2022 that the contractual payments include a fixed management fee and a variable revenue share. Tell us what consideration you gave to recognizing the total transaction price ratably throughout the contract period, rather than at the end of each month, with any variable consideration estimated or constrained based on the guidance ASC 606-10-32-11. In this regard, you indicate in your response that HDP simultaneously receives and consumes the benefits provided by the mining services as they are consumed.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

Response to Comment 20: The Company respectfully acknowledges the Staff’s comment and has provided responses to each sub-part of the Staff’s comment below:

•

As previously requested, please clarify how you recognize revenue over time. Tell us what consideration you gave to recognizing the total transaction price ratably throughout the contract period, rather than at the end of each month, with any variable consideration estimated or constrained based on the guidance ASC 606-10-32-11.

On a daily basis, GRIID is able to calculate the revenues earned from the provision of mining services, which are recognized on a gross basis, less consideration payable to HDP, based on the allocation of development costs discussed in the response to Comment 18 above. Regarding variable consideration (i.e., revenue share), in accordance with ASC 606-10-32-11, an entity should include in the transaction price some or all of an amount of variable consideration estimated in accordance only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. However, at contract inception, October 1, 2021, revenues were constrained related to the variable revenue share amount. In accordance with ASC 606-10-32-12, GRIID evaluated factors that could increase the likelihood or magnitude of revenue reversal and determined they were applicable at contract inception:

•

The amount of consideration is highly susceptible to factors outside the entity’s influence (yes) – across the duration of the three-year contract term, there are several factors that are outside of GRIID’s control, which include the likelihood of various miners requiring maintenance, reducing overall computing power at different points in time and variability of electricity costs over the term is unknown, which may require GRIID to curtail electricity under the HDP Agreement.

•

The uncertainty about the amount of consideration is not expected to be resolved for a long period of time (yes) – GRIID knows the fair value of the bitcoin at contract inception (i.e., October 1, 2021); however, given that the contract term is three years, the notional amount of bitcoin is not known until the daily performance obligation and constraints are lifted.

Therefore, based on the factors above, GRIID determined that variable consideration related to the variable revenue share was constrained at contract inception and would be recognized over the life of the contract as the performance obligations are satisfied.

Performance Obligation Determination and Revenue Recognition:

Per ASC 606-10-25-14(b), GRIID may identify a single performance obligation, which is “a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer” if both criteria under ASC 606-10-25-15 are met:

a.	Each distinct good or service in the series that the entity promises to transfer to the customer would meet the criteria in paragraph 606-10-25-27 to be a performance obligation satisfied over time.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

b.

In accordance with paragraphs 606-10-25-31 through 25-32, the same method would be used to measure the entity’s progress toward complete satisfaction of the performance obligation to transfer each distinct good or service in the series to the customer.”

In this case, the only promised service within the HDP Agreement and the performance obligation identified, provision of mining services to HDP, is satisfied over time. HDP simultaneously receives and consumes the benefits provided by GRIID’s performance as it performs the mining services, which include operating and maintaining the mining equipment within the facility over time. Further, the same method is used to measure GRIID’s progress toward complete satisfaction of the performance obligation (i.e., providing mining services over time) to HDP. As such, the performance obligation is deemed to be a series and a single performance obligation. As GRIID performs the mining services on a daily basis to satisfy the performance obligation, and the constraints related to the variable revenue share amounts are lifted and allocated to the satisfied performance obligation, GRIID recognizes revenue on a daily basis based upon the price of noncash consideration (i.e., bitcoin) at contract inception (October 1, 2021). Furthermore, the $25,000 management fee is recognized ratably (i.e., daily) over the contract term.

However, electricity costs, which do not impact the revenues recognized, are recorded at month-end the electricity fee due is received from HDP and the amount of electricity is known, which is ultimately settled in bitcoin. The Company also respectfully directs you to the discussion of hybrid instrument in response to Comment 19 above.

•

As part of your response, tell us why monthly recognition, as noted from page 63 of your response to comment 34 in your letter dated December 7, 2022, faithfully depicts your performance toward complete satisfaction of the mining services.

The Company respectfully refers the Staff to the response above related to recognition of revenue over time. The only amounts calculated at month-end are related to the electricity fees (considered to be a service provided by HDP), and ultimate payout and distribution of bitcoin, which are calculated independently from revenue recognition.

•	Also explain how you differentiate your method of recognizing revenue from the contractual payment terms.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

If mining revenues for a given month exceed the accrued management fees (for example, please refer to the Company’s response to Comment 18), the constraint related to variable consideration (i.e., revenue share) is lifted and recognized on a daily basis; this is allocated between GRIID and HDP based on the development costs (please refer to the Company’s response to comment 16 above) and payable in bitcoin.

The revenue share is based on the valuation of bitcoin (i.e., noncash consideration) at contract inception applied to the revenue earned (i.e., notional amount of bitcoin earned via mining operations), less consideration payable to the customer, which was a pre-determined percentage from the development costs calculation.

Given that payouts (i.e., electricity fees and revenues share) are distributable in bitcoin from the mining operations, GRIID allocates payments in bitcoin for:

1.	the electricity fee (denominated in USD and paid out in an equivalent amount of bitcoin based on its valuation at the time of distribution) and

2.	revenue share (GRIID receives an equivalent amount of bitcoin for the accrued management fees, as measured on the date of distribution).

The remaining payments (if applicable) are made based on the allocable percentage derived from the contribution of development costs, as discussed in the response to Comment 16 above.

Additionally, the Company has revised the Amended Registration Statement at page F-57 in response to the Staff’s comment.

21.

In response to prior comment 36, you indicate that your management fee is presented within mining services revenue and your revenue share is presented within revenue share consideration. As such, please clarify your disclosures on pages 240 and F-93 indicating that the management fee, curtailment revenue and the amount that is accrued and paid out the next month is recognized as revenue share consideration.

Response to Comment 21: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 242 and F-57 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

Mining Services Agreement, page F-108

22.

We note your response to prior comment 30. As previously requested, tell us how the profit split fee was considered in your Step 3 conclusion regarding determining the transaction price, considering the variability due to the reliance on the number of bitcoin mined, and whether the amount is required to be constrained. In this regard, your analysis of the constraint concept on page 38 of your December 7, 2022 response letter does not appear to address the 5% profit split fee that you retain.

Response to Comment 22: The Company respectfully acknowledges the Staff’s comment and has provided GRIID’s analysis of how the profit split fee was considered in GRIID’s Step 3 conclusion below:

The Mining Services Agreement includes performance covenants (i.e., 90% uptime of functional machines and 90% of rated hash of functional machines during uptime) that GRIID must uphold. In accordance with ASC 606-10-32-12, GRIID evaluated factors that could increase the likelihood or magnitude of revenue reversal and determined they were applicable at contract inception:

•

The amount of consideration is highly susceptible to factors outside the entity’s influence (yes) – across the duration of the contract term, there are several factors that are outside of GRIID’s control, which include:

•	likelihood of various miners requiring maintenance, reducing overall computing power at different points in time, which may impact GRIID’s ability to meet the performance covenants highlighted above.

•

The uncertainty about the amount of consideration is not expected to be resolved for a long period of time (yes) - GRIID knows the fair value of the bitcoin at contract inception (i.e., March 21, 2022); however, given the contract term is through February 28, 2027, the notional amount of bitcoin earned via the 5% profit split fee is not known until the daily performance obligation is satisfied.

As such, in accordance with ASC 606-10-32-11, it is probable that a significant reversal in the amount of cumulative revenue will occur; therefore, revenue is constrained at contract inception. On a daily basis, GRIID is able to determine compliance with applicable covenants and lift the constraint accordingly.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

Performance Obligation Determination and Revenue Recognition:

Per ASC 606-10-25-14(b), GRIID may identify as a single performance obligation, that is “a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer” if both criteria under ASC 606-10-25-15 are met. Per ASC 606-10-25-15, “A series of distinct goods or services has the same pattern of transfer to the customer if both of the following criteria are met:

a.	Each distinct good or service in the series that the entity promises to transfer to the customer would meet the criteria in paragraph 606-10-25-27 to be a performance obligation satisfied over time.

b.

In accordance with paragraphs 606-10-25-31 through 25-32, the same method would be used to measure the entity’s progress toward complete satisfaction of the performance obligation to transfer each distinct good or service in the series to the customer.

In this case, the only promised service within the Mining Services Agreement and the performance obligation identified, provision of mining services to the customer (i.e., Blockchain Access), which is satisfied over time. The customer simultaneously receives and consumes the benefits provided by GRIID’s performance as it performs the mining services, which include operating and maintaining the mining equipment within the facility over time. Further, the same method is used to measure GRIID’s progress toward complete satisfaction of the performance obligation (i.e., providing mining services over time) to Blockchain Access. As such, the performance obligation is deemed to be a series and a single performance obligation. As GRIID performs the mining services on a daily basis to satisfy the performance obligation, and the constraints related to the profit share are lifted, GRIID recognizes revenue on a daily basis based upon the price of noncash consideration (i.e., bitcoin) at contract inception (i.e., March 21, 2022) related to the 5% profit share fee.

The reimbursements for electricity costs and expenses are measured based on the U.S. dollar value of expenses incurred and recorded at month-end due to the constraint (i.e., lifted when the amount of electricity usage is known and invoiced).

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

23.

We note your response to prior comment 30. As previously requested, please revise to separately disclose the amount of expense and power reimbursement included in revenue for each period presented. In addition, explain how the reimbursements are recorded on the statements of operations.

Response to Comment 23: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-58 to disclose the amounts of reimbursements for electricity and operating expenses included in revenue for each period. The Company has also revised the Amended Registration Statement at page F-58 to clarify that reimbursements are recorded on the statement of operations within mining services agreement revenue.

24.

We note your response to comments 30 and 32 in your letter dated December 7, 2022 explaining that you are the principal in the Mining Services Agreement with respect to providing the hosting services. We also note from your response to prior comment 30 that the 95% of the earned bitcoin sent directly to BCS, by the Pool Operator, is not included in the transaction price. Please clarify your disclosure indicating that revenue under the Mining Services Agreement is recorded on a gross basis to indicate that this gross amount is in relation to the hosting services you provide. Alternatively, consider refraining from referring to your revenue as a gross amount, considering it is a net of the amount of bitcoin sent to BCS.

Response to Comment 24: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-58 in response to the Staff’s comment.

*****

Please contact me at (212) 841-1108 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Brian K. Rosenzweig
Brian K. Rosenzweig
Covington & Burling LLP

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

April 6, 2023

cc:	David L. Shrier, Adit EdTech Acquisition Corp.

Michael Riella, Covington & Burling LLP

Jack Bodner, Covington & Burling LLP

Kerry S. Burke, Covington & Burling LLP

Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP

Steven Khadavi, Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP